Mail Stop 4561

December 6, 2007

Margaret Eardley
Chief Financial Officer
ILX Resorts Incorporated
2111 East Highland Ave, Suite 200
Phoenix, AZ 85016

      Re: **ILX Resorts Incorporated**
              Form 10-K for Fiscal Year Ended
              December 31, 2006
              Filed April 2, 2007
              File No. 001-13855

Dear Ms. Eardley:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief